       Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Frank Lopez Partner d 212.969.3492 f 212.969.2900 flopez@proskauer.com www.proskauer.com

November 16, 2017

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Larry Spirgel

Re:	Leisure Acquisition Corp. Registration Statement on Form S-1 Filed November 3, 2017 File No. 333-221330

Dear Mr. Spirgel:

On behalf of Leisure Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 13, 2017 relating to the above-referenced registration statement of the Company filed with the Commission on Form S-1 (File No. 333-221330) on November 3, 2017 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 1, marked to show changes from the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 1.

Management

Conflicts of Interest, page 107

1.	We note your statement on page 108 that your management team is not currently involved in any other blank check offerings. However, it appears that Mr. Carrera is currently associated with Andina Acquisition Corp. II, a blank check company that recently announced it has entered a definitive agreement to acquire an operating company. You also disclose elsewhere in the registration statement that Mr. Weil, Mr. Silvers, and Mr. Peng have provided consulting services to Andina II in connection with its contemplated business combination. Therefore, please review your disclosure to fully encompass your management team’s involvement in other blank check offerings, including those offerings that have not yet closed.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on page 108 of Amendment No. 1.

Signatures, page II-7

2.	Please indicate who will be signing in the capacity of principal accounting officer or controller. Refer to Instruction 1 to the Signatures section on Form S-1.

Response: In response to the Staff’s comment, the Company has indicated who will be signing in the capacity of principal accounting officer on page II-7 of Amendment No. 1.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3492 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Frank J. Lopez

Frank J. Lopez

cc:	A. Lorne Weil, Leisure Acquisition Corp.
Daniel B. Silvers, Leisure Acquisition Corp.
Jeffrey A. Horwitz, Proskauer Rose LLP
Daniel L. Forman, Proskauer Rose LLP
Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP
Jonathan B. Ko, Skadden, Arps, Slate, Meagher & Flom LLP

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